September 24, 2025

David Zalman
Chief Executive Officer
Prosperity Bancshares, Inc.
4295 San Felipe
Houston, TX 77027

        Re: Prosperity Bancshares, Inc.
            Registration Statement on Form S-4
            Filed September 17, 2025
            File No. 333-290333
Dear David Zalman:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Matthew T. Carpenter, Esq.